Exhibit 99.2

NICE Recognizes 2022 PSAPs’ Finest Award Recipients for Excellence
in Emergency Communications

This year’s winners hail from Florida, California, Colorado, Minnesota, Texas and Utah;
Riverside County (CA) Sheriff’s Office honored with trifecta of awards

Hoboken, N.J., September 12, 2022 – NICE (Nasdaq: NICE) today announced the winners of its 2022 PSAPs' Finest Awards. Now in its seventeenth year, NICE’s PSAPs’ Finest Awards recognize dedicated individuals and team standouts in public safety emergency communications. Honorees are recognized for their Lifetime Achievements and for going Above & Beyond, and in the following additional categories: Director, Line Supervisor, Technician, Trainer, Telecommunicator, Innovator and PSAP of the Year. PSAPs’ Finest winners are selected by an independent panel of volunteer judges from the public safety community who evaluate nominees based on their skills, knowledge, professionalism and dedication to service in their communities.

This year's PSAPs' Finest Award recipients are:
•	Director of the Year – Kimberly Stephens, ENP, Emergency Dispatch Manager, Office of Public Safety Support, Lake County Board of County Commissioners (Tavares, FL)
•	Line Supervisor of the Year – Cindy Casteel, Administrative Supervisor, Grand Junction Regional Communication Center (Grand Junction, CO)
•	Technician of the Year – Nicholas Cervantez, IT Systems Administrator III, Riverside County Sheriff's Department (Riverside, CA)
•	Telecommunicator of the Year – Nakiya Moody, Telecommunicator, Alachua County Sheriff's Office (Gainesville, FL)
•	PSAP of the Year – Riverside County Sheriff's Department (Riverside, CA)
•	Trainer of the Year – Alan McGrath, Public Safety Telecommunicator, St. Petersburg Police Department (St. Petersburg, FL)
•	Innovator of the Year – Lizette Sanz, Communications Supervisor, Riverside County Sheriff's Department (Riverside, CA)
•	Lifetime Achievement Award – Marcia Broman, 9-1-1 Data Coordinator, Metropolitan Emergency Services Board (Saint Paul, MN)
•	Above & Beyond Award (tie)– Zue Elizabeth Tellez, Communications Officer, Schertz Police Department (Schertz, TX)
•	Above & Beyond Award (tie) – Tammy Black, Dispatcher 2, SLC911 (Salt Lake City, UT)

Chris Wooten, Executive Vice President, NICE, said, “Celebrating the seventeenth year of the PSAPs’ Finest awards, we are reminded every day of the vital work of our emergency communications professionals, the long hours and difficult days. When every-day citizens make the call, they are the first to answer it. NICE is thrilled to be able to sponsor this long-running awards program to honor their sacrifices and selflessness.”

The PSAPs' Finest Awards Program is made possible by emergency communications professionals who volunteer their time to judge each submitted nomination. PSAPs’ Finest judge Loretta Hadlock, Police Communications Manager, Glendale Police Department (Glendale, AZ), said, “It was an honor and privilege to review the nominations and read about the amazing work these public safety professionals do, and the difference they make every day.”

“These professionals deserve all the recognition and praise we can give them, added judge Michelle Hirst, Director 911 Management, Marion County Board of County Commissioners (Ocala, FL ). “Their professionalism, dedication and daily sacrifice is something to be commended. They are the unseen heroes on the front lines of public safety.”

NICE plans to recognize each winner individually in a special virtual awards presentation. Please follow the NICE Public Safety social channels for details: Twitter (@NICE_PublicSafe), Facebook (NICEPublicSafety), and LinkedIn (nice-public-safety).

Nominations for the 2023 PSAPs' Finest Awards will open in January 2023. More information can be obtained on the PSAPs' Finest website or by emailing PSInfo@NICE.com.

NICE Public Safety & Justice
With over 3,000 customers and 30 years of experience, NICE helps all types of public safety and criminal justice agencies, from emergency communications and law enforcement to prosecutors and courts, digitally transform how they manage digital evidence and data from beginning to end, to get to the truth faster. NICE’s Evidencentral platform features an ecosystem of integrated technologies that bring data together to give a single view of the truth, enabling public safety and justice agencies to do what they do better – whether it’s responding to incidents, investigating and building cases, or prosecuting crimes. With comprehensive digital transformation solutions that can be deployed across entire counties and states, NICE also helps everyone work better together, so justice flows more smoothly, from incident to court. https://www.nicepublicsafety.com

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, chris.irwin-dudek@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Wooten, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.